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                              Birds Eye Foods, Inc.
                          90 Linden Oaks, PO Box 20670
                         Rochester, New York 14602-6070

March 20, 2006

VIA EDGAR

Ms. April Sifford,
    Branch Chief
    - and -
Mr. Gary Newberry,
    Staff Attorney

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

      Re:   Birds Eye Foods, Inc.
            Form 10-K/E for Fiscal Year Ended June 25, 2005
            Filed September 23, 2005
            Forms 10-Q/E for Fiscal Quarters Ended September 24, 2005
               and December 24, 2005
            Filed November 4, 2005 and February 3, 2006
            File No. 1-07605

Dear Ms. Sifford and Mr. Newberry:

      This letter is being submitted in response to the Securities and Exchange Commission's letter dated March 7, 2006, regarding the Staff's review of Birds Eye Foods, Inc.'s Form 10-K/Equivalent for the fiscal year ended June 25, 2005 (the "Form 10-K/E") and Forms 10-Q/Equivalents for the fiscal quarters ended September 24, 2005 and December 24, 2005 (the "Forms 10-Q/E"). The responses to the Staff's comments set forth below correspond to the numbers assigned to each comment in the Commission's letter of March 7, 2006.

      Form 10-K/E for the Fiscal Year Ended June 25, 2005

      1. Comment: File an amended Form 10-K to provide the following exhibits as required under Regulation S-K Item 601:

         o     A statement re: computation of ratios as exhibit 12, and

         o Section 1350 Certifications to comply with Section 906 of the Sarbanes-Oxley Act of 2002 as exhibit 32.





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United States Securities and Exchange Commission
March 20, 2006
Page 2

      Response:

      o Birds Eye Foods will amend its Form 10-K/E to include a statement re: computation of ratios as exhibit 12 to the same. Birds Eye Foods anticipates filing its Form-10-K/A Equivalent (Amendment No. 1) to include exhibit 12 as of the date of this letter.

      o     Birds Eye Foods will amend its Form 10-K/E to furnish the
Section 1350 Certifications as exhibit 32 to the same. Birds Eye Foods anticipates filing its Form-10-K/A Equivalent (Amendment No. 1) to include exhibit 32 as of the date of this letter.

      Form 10-Q/E for the Fiscal Quarters Ended September 24 and December 24,
2005

      2. Comment: Amend these filings to provide the Section 1350 Certifications to comply with Section 906 of the Sarbanes-Oxley Act of 2002 as exhibit 32.

      Response: Birds Eye Foods will amend its Form 10-Q/E for the fiscal quarter ended September 24, 2005 and its Form 10-Q/E for the fiscal quarter ended December 24, 2005 to furnish the Section 1350 Certifications as exhibit 32 to each. Birds Eye Foods anticipates filing its Form-10-Q/A Equivalent (Amendment No. 1) for the fiscal quarter ended September 24, 2005 and its Form 10-Q/A Equivalent (Amendment No. 1) for the fiscal quarter ended December 24, 2005 to include exhibit 32 as of the date of this letter.

      Birds Eye Foods acknowledges that: Birds Eye Foods is responsible for the adequacy and accuracy of the disclosures in its periodic reports that it voluntarily files with the Commission; Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Birds Eye Foods' Form 10-K/E and/or Forms 10-Q/E; and Birds Eye Foods may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We stand ready to completely address the Staff's comments as discussed above. If you have further comments or questions related to our response to your letter, please call me at 585-264-3120.

                                       Sincerely,

                                       /s/ Earl L. Powers
                                       -----------------------------------------
                                       Earl L. Powers, Executive Vice President
                                       and Chief Financial Officer and Secretary